Ms Cecilia Blye Chief Office of Global Security Risk Division of Corporation Finance 100 F Street N.E. Washington, DC 20549	Fresenius Medical Care AG & Co. KGaA POB 61346 Bad Homburg Germany www.fmc-ag.com

December 19, 2014

Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Year Ended December 31, 2013

Filed February 25, 2014

File No. 1-32749

Response Letter Dated November 26, 2014

Dear Ms Blye,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated December 10, 2014 relating to the Company’s Form 20-F for the year ended December 31, 2013 (File No. 1-32749), which was filed on February 25, 2014 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s response to the comments appears immediately following the comments. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Ronald Kuerbitz, Dr. Olaf Schermeier, Kent Wanzek, Dominik Wehner, Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501

1.                    Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Cuba, Sudan and Syria are controlled items included in the U.S. Department of Commerce’s Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware. Also, advise us whether, to the best of your knowledge, understanding and belief, any such items have been put to military uses by Cuba, Sudan or Syria, and discuss any such uses of which you are aware.

To the best of our knowledge, understanding, and belief, the products, equipment, components, software, or technology we have provided or intend to provide, directly or indirectly, into Cuba, Sudan and Syria are not controlled items included in the U.S. Department of Commerce’s Commerce Control List.

As requested in the comment letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert. Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,

its general partner

/s/ MICHAEL BROSNAN
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
John Reynolds

Assistant Director

Division of Corporate Finance

Pradip Bhaumik

Special Counsel

Office of Global Security Risk